

Mail Stop 3561

August 24, 2017

Ms. Elisa D. Garcia
Chief Legal Officer and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

> **Re: Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 29, 2017**
> **File No. 1-13536**

Dear Ms. Garcia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products